EXHIBIT 99.1

Alvarion (in Interim Liquidation and Receivership) Announces Appeal of NASDAQ's Decision to Delist the Company's Ordinary Shares

ROSH HA'AYIN, Israel, Jan. 29, 2014 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in interim liquidation and receivership) (OTCQB:ALVRQ) (the "Company") announced today it has submitted a request to have the NASDAQ Listing and Hearing Review Council (the "Listing Council") review the January 13, 2014 determination of the NADSAQ Listing Qualifications Hearings Panel to delist the Company's ordinary shares from The NASDAQ Capital Market.

The Company's shares will not be delisted from NASDAQ pending the decision by the Listing Council; however, the trading suspension will remain in effect until such decision.

Alvarion's ordinary shares are currently trading on the OTCQB under the ticker ALVRQ.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based largely on the Company's current expectations and assumptions and are subject to a number of risks and uncertainties. The Company cautions that trading in its ordinary shares is highly speculative and poses substantial risks. The Company emphasizes that its currently outstanding ordinary shares may have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. In addition, there is no guarantee that the Company will be successful in its appeal to keep its ordinary shares listed on NASDAQ and consequently on the Tel Aviv Stock Exchange. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made, that may bear upon such forward-looking statements.

CONTACT: Investor & Media Contacts:

         Elana Holzman
         ir@alvarion-ltd.com